Filed Pursuant to Rule 424(b)(7)
Registration No. 333-188059

Prospectus Supplement

(To Prospectus dated April 22, 2013)

Host Hotels & Resorts, Inc.

1,176,852 Shares of Common Stock

This prospectus supplement relates to the offer and sale from time to time of up to 1,176,852 shares of common stock, par value $0.01 per share, of Host Hotels & Resorts, Inc. by a person or entity who may receive such shares upon redemption of units of limited partnership interest, or OP units, in Host Hotels & Resorts, L.P., if, and to the extent that, the holder of such units elects to redeem its OP units and we elect to issue shares of our common stock in exchange for such OP units. The potential holders of these shares of our common stock are referred to herein as the “selling stockholders.” Host Hotels & Resorts, Inc. is the sole general partner of Host Hotels & Resorts, L.P. The registration of the shares of common stock to which this prospectus supplement and the accompanying prospectus relate does not require the selling stockholders to sell any of their shares of common stock nor does it require us to issue any shares of common stock.

We will not receive any proceeds from any issuance of shares of our common stock to the selling stockholders or from the sale of such shares by the applicable selling stockholder, but we have agreed to pay certain registration expenses relating to such shares of our common stock. The applicable selling stockholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. See “Plan of Distribution” in the prospectus supplement dated August 29, 2013 for more information on the methods of sale.

To assist us in complying with federal income tax requirements applicable to real estate investment trusts, among other purposes, our charter contains certain restrictions on the transfer and ownership of our common stock, including an ownership limit of 9.8% of our common stock. See “Description of Capital Stock—Restrictions on Transfer and Ownership” beginning on page 7 of the prospectus dated April 22, 2013.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated April 22, 2013 and the prospectus supplement dated August 29, 2013.

Our common stock is traded on the New York Stock Exchange under the symbol “HST”. On August 14, 2014, the last reported sale price of our common stock was $22.16 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated August 29, 2013.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2014.

SELLING STOCKHOLDERS

The table below supplements or amends the table of stockholders contained on pages S-1 through S-2 of the Prospectus Supplement dated November 8, 2013. Where the name of a selling stockholder identified in the table below also appears in the table in the Prospectus Supplement, the information set forth in the table below regarding that selling stockholder supersedes the information in the Prospectus Supplement.

The selling stockholders hold or held units of limited partnership interest in Host L.P., which they acquired on December 30, 1998 in exchange for properties and assets. Of the common stock described in this prospectus, no shares are currently outstanding and 1,176,852 shares are issuable by us pursuant to our operating partnership agreement upon redemption of OP units by the holders thereof. Our OP units are redeemable, at the option of the holder, for an amount of cash equal to the market value of one share of Host Inc. common stock multiplied by a factor of 1.021494 (subject to adjustment under the operating partnership agreement). Host L.P. has the right, however, to acquire any OP units offered for redemption directly from the holder in exchange for 1.021494 shares of Host Inc. common stock (subject to adjustment), instead of the holder redeeming such OP units for cash. We cannot assure you that any OP units will be redeemed or that any of the common stock described in this prospectus and issuable upon redemption of such OP units will be issued or sold.

The following table assumes that the selling stockholders (other than those selling stockholders who currently own common stock) submit all of their respective OP units for redemption and that we elect to redeem all of those OP units for shares of our common stock instead of for cash. The table provides the name of the applicable selling stockholder, the number of shares of common stock that may be issued to the applicable selling stockholder prior to the offering, and the maximum number of shares of our common stock to be offered by the applicable selling stockholder.

Because the applicable selling stockholder may offer, pursuant to this prospectus supplement and the accompanying prospectus, all or some portion of the common stock listed below, no estimate can be given as to the actual amount of common stock that will be held by the applicable selling stockholder upon consummation of any sales. In addition, the applicable selling stockholder listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock since the date as of which such information was provided to us. Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements if and when necessary. All information concerning beneficial ownership of shares of common stock offered hereby is obtained from selling stockholders.

The selling stockholders named below and its permitted transferees, pledgees, donees or other successors may from time to time offer the shares of common stock offered by this prospectus supplement and the accompanying prospectus:

Name	Number of Units of Limited Partnership Held	Shares Beneficially Owned Before the Offering(1)		Number of Shares Being Offered for Resale(3)
		Number	Percent (2)
Blackstone Real Estate Partners II L.P.(4)	1	1	*	1
Blackstone Real Estate Holdings II LP(4)	1	1	*	1
S.B. Westridge, Inc.(5)	10,893	11,127	*	11,127
John G. Schreiber	393,737	402,199	*	402,199
John G. Schreiber 1987 Children’s Trust(6)	185,097	189,075	*	189,075
Amy D. Schreiber	21,442	21,902	*	21,902
John G. Schreiber Annual Gift Trust(6)	104,766	107,017	*	107,017
Mathew D. Schreiber	5,000	5,107	*	5,107
Stephen A. Schwarzman	215,386	220,015	*	220,015
Timothy R. Coleman	688	702	*	702
Mark T. Gallogly	72,474	74,031	*	74,031
James J. Mossman	48,748	49,795	*	49,795
Gary M. Sumers	65,344	66,748	*	66,748
Jonathan D. Gray	10,404	10,627	*	10,627
John Z. Kukral 1998 Long-Term Trust(7)	6,041	6,170	*	6,170
MNKY, LLC(8)	12,076	12,335	*	12,335

Total	1,152,098	1,176,852		1,176,852

*	Denotes less than 1%.

S-1

(1)	Includes shares of common stock that we may elect to issue in connection with the redemption of the selling stockholder’s OP units.
(2)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, based on 756,558,052 shares outstanding as of July 31, 2014. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon redemption of the selling stockholder’s OP units. However, we did not assume redemption of any other holder’s OP units.
(3)	Assumes the applicable selling stockholder sells all of the shares of common stock being offered by this prospectus supplement and the accompanying prospectus.
(4)	Stephen A. Schwarzman, as the ultimate beneficial owner of the securities, has voting and dispositive power over the securities held by the selling stockholder.
(5)	John Schreiber, as president and sole shareholder, has voting and dispositive power over the securities held by the selling stockholder.
(6)	Kathleen A. Schreiber, as trustee, has voting and dispositive power over the securities held by the selling stockholder.
(7)	Karin Kukral, as trustee, has voting and dispositive power over the securities held by the selling stockholder.
(8)	Elizabeth S. Right, as the sole member of MNKY, LLC, has voting and dispositive power over the securities held by the selling stockholder.

S-2